UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (Registration Number 333-228301) of Gamida Cell Ltd. (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in the Company’s annual report on Form 20-F filed on February 25, 2019 shall be deemed to be incorporated by reference herein and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results.

PFIC STATUS

If we are a passive foreign investment company, or PFIC, we expect to provide investors, by annually posting a “PFIC Annual Information Statement” on our website, with the information required to allow investors to make a qualified electing fund, or QEF, election for United States federal income tax purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

November 13, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Interim Consolidated Statements of Financial Position as of September 30, 2019 and September 30, 2018, and Unaudited Interim Consolidated Statements of Comprehensive Loss, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the three months ended September 30, 2019 and September 30, 2018

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press Release dated November 13, 2019

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Interim Consolidated Statements of Financial Position, (ii) Interim Consolidated Statements of Comprehensive Loss, (iii) Interim Consolidated Statements of Changes in Shareholders Equity, (iv) Interim Consolidated Statements of Cash Flows, and (v) the Notes to Interim Consolidated Financial Statements

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